FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, September 20, 2012

FAIRFAX ANNOUNCES ACQUISITION OF ADDITIONAL IMVESCOR SHARES

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH)(TSX: FFH.U) announced today that it has acquired directly or through its subsidiaries 2,500,000 common shares of Imvescor Restaurant Group Inc. (TSX: IRG) (“Imvescor”) at a price of $0.85 per share, bringing its total holdings in Imvescor to 8,199,309 shares or approximately 19.5% of the total common shares outstanding.   Assuming full exercise of the common share purchase warrants of Imvescor held by Fairfax and no other warrants are exercised, Fairfax’s ownership would be 24,533,309 shares or approximately 42.1% of the total common shares outstanding. The shares were purchased by private agreement for investment purposes pursuant to the private agreement exemption of applicable securities laws. Fairfax continually reviews its investment alternatives and may purchase additional securities of Imvescor from time to time in accordance with applicable laws.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or directly from Fairfax.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Fairfax’s registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

Media Contact:
Paul Rivett, Vice President, Operations at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946